Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282872
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 14 DATED SEPTEMBER 4, 2026
TO THE PROSPECTUS DATED NOVEMBER 4, 2025

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2025 as supplemented by supplement no. 8 dated April 2, 2026, supplement no. 9 dated April 17, 2026, supplement no. 10 dated May 15, 2026, supplement no. 11 dated June 16, 2026, supplement no. 12 dated July 20, 2026 and supplement no. 13 dated August 17, 2026. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, (“CROP”), which we refer to as our operating partnership, and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into certain agreements with entities controlled and managed, directly and indirectly, by Barry R. Mandel and his affiliates pursuant to which we expect to merge a portfolio of 13 operating multifamily properties and a third-party property management business with us, and the risks related thereto.

Overview

On September 2, 2026, we, CROP, and a wholly owned subsidiary of CROP (each, a “Merger Sub” and, together with us and CROP, the “CCI Parties”), entered into a series of related merger agreements with entities controlled and managed, directly and indirectly, by Barry R. Mandel (“Mandel”) and his affiliates (each, an “Owner Entity” and, collectively, the “Owner Entities”). The merger agreements are designed to result in us indirectly owning all of the interests in a portfolio of multifamily residential real property projects (each a “Property” and collectively, the “Properties”) currently owned by the Owner Entities.

Concurrently with the execution and delivery of the merger agreements, the following material agreements were also entered into in connection with the transaction: (a) a Membership Interest Purchase Agreement by and among MPSI Holdings, LLC, Mandel Property Services, LLC (“MPSI”) and CROP for the acquisition of all of the issued and outstanding membership interests of MPSI, Mandel’s property management platform (the “MPSI Acquisition Agreement”), and (b) a side letter agreement between us and Mandel (the “Side Letter”).

In addition, on July 30, 2026, we acquired the membership interests of Park Lafayette Equity LLC and Park Lafayette Manager LLC, which own 100% of the membership interests of Park Lafayette Property Holdings, LLC, the owner of Park Lafayette Towers, a multifamily property in Milwaukee, Wisconsin, from an entity controlled by Mandel and his affiliates (the “Park Lafayette Acquisition” and together with the Properties, the “Mandel Portfolio”). Except where otherwise noted, none of the information below relates to the Park Lafayette Acquisition.

The aggregate purchase price for the Properties and the MPSI Acquisition is approximately $519,925,000, which amount includes the assumption or repayment of indebtedness at closing and is payable in cash and common units of limited partnership interests in CROP (“CROP Units”) as described in more detail below.

The Mandel Portfolio comprises multifamily projects located primarily in the greater Milwaukee, Wisconsin metropolitan area, controlled and managed, directly and indirectly, by Mandel. The Mandel Portfolio comprises 2,259 units with an average age of 2013, average rent of $1,926, and average occupancy of 96.4%. MPSI is the property management platform for the Mandel portfolio and provides management services for the Mandel Portfolio and certain third-party-owned properties. If the closing conditions are met or waived, we will have a gross asset value of $3.3 billion in assets (determined in accordance with the valuation guidelines adopted by our board of directors), including 13,400 apartments in 16 states and 21 markets. In addition, we will also acquire third-party property management contracts on 11 additional properties totaling 2,346 units.

Merger Agreements

Each Owner Entity has entered into a separate Agreement and Plan of Merger with us, CROP and a Merger Sub (collectively, the “Merger Agreements” and each, a “Merger Agreement”), in substantially the same form, pursuant to which, subject to the terms and conditions of a Merger Agreement, each Merger Sub will merge with and into each Owner Entity, with each Owner Entity surviving the applicable merger as a wholly owned subsidiary of CROP (each, a “Merger” and, collectively, the “Mergers”). At such time, the separate existence of each Merger Sub will cease.

The following is a summary of the material terms of each Merger Agreement.

Merger Consideration. At the effective time of the applicable Merger, each member's membership interests in the applicable Owner Entity will be converted into the right to receive CROP Units, cash, or a combination thereof, as elected by each member, subject to the proration procedures described below (the “Merger Consideration”). The aggregate Merger

Consideration payable to the members of each Owner Entity is equal to the purchase price specified in the applicable Merger Agreement, subject to adjustment based on estimated and final net closing date assets. The manager of each Owner Entity will serve as paying agent and will deduct the Owner Entity’s transaction expenses from the Merger Consideration before distribution to the members. The aggregate purchase price across all Owner Entities, excluding the MPSI Acquisition, is approximately $515,279,000.

Election and Proration. Each member may elect to receive cash and/or CROP Units by delivering a completed election form and accredited investor questionnaire prior to the election deadline. With respect to each Owner Entity, the aggregate cash consideration paid to all members in the Owner Entity (other than Mandel and his affiliates) may not exceed 50% (or such other percentage as CROP and the manager of the Owner Entity may agree) of the total Merger Consideration for the acquisition of the Owner Entity. If aggregate cash elections exceed this cap, cash elections will be reduced pro rata and the reduced portion will be substituted with CROP Units. On the other hand, the aggregate cash consideration paid to Mandel and his affiliates (and certain co-investors) across all of the Owner Entities may not exceed 50% of the aggregate Merger Consideration due to such members (both individually and in the aggregate).

    Escrow. A combination of cash and CROP Units totaling 1.5% of the Merger Consideration (the “Escrow Amount”) will secure certain post-closing adjustments and seller indemnification obligations. With respect to each Owner Entity, the cash portion of the Escrow Amount will be deposited into escrow and the CROP Unit portion will be treated as “restricted units” subject to clawback by CROP. Any portion of the Escrow Amount that remains will be released to members one year after closing, subject to pending claims.

Cross-Conditioned Closings. The sellers’ obligation to close each Merger is conditioned upon, among other things, (a) the closing of Mergers under other Merger Agreements representing at least (i) 50% of the aggregate purchase price for all Owner Entities and Park Lafayette Property Holdings, LLC and (ii) 50% of the total number of Properties and Park Lafayette Towers (the “Minimum Threshold”), and (b) the closing of the MPSI Acquisition.

Representations, Warranties and Covenants. Each Owner Entity makes customary representations and warranties relating to, among other things, organization, authority, capitalization, financial statements, absence of certain changes, compliance with law, taxes, material contracts, environmental matters, and properties. The CCI Parties have made customary representations and warranties relating to, among other things, organization, authority, sufficiency of funds, and absence of material adverse effect. During the interim period between signing and closing, each Owner Entity has agreed to conduct its business in the ordinary course in all material respects and is subject to customary restrictions on its operations.

No Solicitation. Each Merger Agreement contains customary covenants prohibiting each Owner Entity and its representatives from soliciting or providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. Each Merger Agreement provides that prior to the approval by the members of the applicable Owner Entity of the Merger, the Owner Entity's manager may, in certain circumstances, (1) effect an adverse recommendation change and/or (2) enter into an alternative acquisition agreement relating to or implementing a superior proposal and terminate the Merger Agreement, subject to complying with certain conditions set forth in the Merger Agreement, including the payment of a termination fee to us as described below.

Termination. Each Merger Agreement may be terminated by: (i) mutual consent; (ii) either party if the closing has not occurred on or before December 31, 2026 (the “Outside Date”), subject to extension rights, if any, set forth in the Merger Agreement; (iii) either party upon a governmental order permanently restraining the Merger; (iv) us if the Owner Entity has materially breached any of its representations or warranties or failed to perform or comply with any of its obligations, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform or comply cannot be cured or, if capable of cure, has not been cured within the earlier of 20 days following written notice thereof and the outside date; (v) the Owner Entity if the CCI Parties have materially breached any of their representations or warranties or failed to perform or comply with any of their obligations, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform or comply cannot be cured or, if capable of cure, has not been cured within the earlier of 20 days following written notice thereof and the outside date; (vi) us if, at any time prior to obtaining member approval, the Owner Entity’s manager has made an adverse recommendation change or the Owner Entity has breached or failed to comply in any material respect with any of the non-solicitation provisions of the Merger Agreement; or (vii) the Owner Entity, at any time prior to obtaining member approval, in order to enter into an alternative acquisition agreement with respect to a superior proposal, subject to complying with the terms and conditions of the Merger Agreement.

Termination Payment. The Owner Entity is obligated to pay us a termination payment equal to 4% of the applicable purchase price if the Merger Agreement is terminated in connection with (i) a superior proposal, (ii) an adverse recommendation change, or (iii) the consummation of a competing acquisition that was entered into within 12 months after termination if (x) a competing acquisition was communicated before termination and (y) the termination was the result of (A) a breach by the Owner Entity or (B) the failure to close by the Outside Date.

Indemnification. The parties have agreed to indemnify each other for certain breaches of representations, warranties and covenants. In addition, the sellers have agreed to indemnify the CCI Parties with respect to third-party claims against an Owner Entity relating to pre-closing matters. A representations and warranties insurance policy (the “R&W Insurance Policy”) will be the sole and exclusive recourse for breaches of representations and warranties, except for fraud and certain losses up to the R&W Policy retention amount. Except for fraud, all seller indemnification obligations are limited to the Escrow Amount. The manager and members of each Owner Entity indemnify severally (not jointly) based on their pro rata share, with aggregate liability capped at each member’s pro rata share of the Escrow Amount. With respect to covenant breaches, the first dollar of losses is covered once losses exceed $100,000. Representations and warranties survive for 12 months after closing.

Closing Conditions. The obligation of each party to consummate each Merger is subject to a number of conditions, including the following mutual conditions:

•	absence of any order issued by a governmental authority of competent jurisdiction or the enactment of any law or rule that prohibits the transactions contemplated by the Merger Agreement;
•	approval by the members of the applicable Owner Entity; and
•	receipt of governmental approvals;

the following CCI Party conditions:

•	truth and correctness of the representations and warranties of the Owner Entity (subject to the materiality standards contained in the Merger Agreement);
•	performance of covenants by the Owner Entity in all material respects;
•	absence of certain material adverse effects with respect to the Owner Entity;
•	receipt of specified third-party consents;
•	estimated net closing date assets and certain net proration items being greater than $0; and

the following Owner Entity conditions:

•	truth and correctness of the representations and warranties of the CCI Parties (subject to the materiality standards contained in the Merger Agreement);
•	performance of covenants by the CCI Parties in all material respects;
•	absence of certain material adverse effects with respect to the CCI Parties;
•	receipt of lender approval with respect to the assumption of debt by the CCI Parties (where applicable);
•	amendment of the CROP limited partnership agreement to permit the redemption of CROP Units at least once per quarter;
•	delivery of the R&W Insurance Policy;
•	execution of a Tax Protection Agreement (described below);
•	satisfaction of the Minimum Threshold; and
•	closing of the acquisition of MPSI.

Tax Protection Agreement. As a material inducement for Mandel and certain members to enter into the Merger Agreements, CROP will enter into a Tax Protection Agreement with certain members who receive CROP Units, pursuant to which CROP will agree to certain tax indemnification, covenants and debt maintenance obligations for the benefit of such members.

MPSI Acquisition Agreement

Concurrently with the execution and delivery of the Merger Agreements, CROP entered into the MPSI Acquisition Agreement with MPSI Holdings, LLC, a Delaware limited liability company (“Seller”), Mandel Property Services, LLC (“MPSI”), and, solely with respect to certain provisions, Mandel. Pursuant to the MPSI Acquisition Agreement CROP will acquire all of the issued and outstanding membership interests of MPSI for a base cash consideration of $4,645,648, subject to adjustment for the estimated closing net accounts receivable/accounts payable amount.

Incentive Payments. The MPSI Acquisition Agreement provides for incentive payments payable to Seller if certain development properties identified within three years of the date of the agreement become third-party managed contracts of MPSI (or its successors or affiliates of CROP) with a term of at least one year after stabilization of the applicable property.

Representations, Warranties and Covenants. Seller, MPSI, and Mandel have made customary representations and warranties relating to, among other things, authority, organization, capitalization, financial statements, absence of changes, material contracts, employees, employee benefits, intellectual property, compliance with law, taxes, litigation, insurance, and the property management business. CROP has made customary representations and warranties relating to authority, organization, sufficient funds, absence of conflicts, and no litigation. During the interim period, Seller has agreed to cause the management business to be operated in the ordinary course and is subject to customary restrictions on operations.

Exclusivity. During the interim period, Seller is subject to customary exclusivity restrictions prohibiting it from soliciting, encouraging, or entering into discussions with any person regarding an alternative transaction involving the management business or the membership interests.

Employee Matters. Designated employees of MPSI will remain with or be hired by MPSI/CROP. Others will be employed by Seller or its affiliates. For one year following closing, Mandel and certain principals may not solicit or hire officers, directors, or employees of MPSI, subject to customary carve-outs.

Cost Sharing and Transition Services Agreement. At closing, the parties will enter into a Cost Sharing and Transition Services Agreement, providing for the allocation of time and compensation of employees providing services to both MPSI and Seller’s affiliates, and for the allocation of operating expenses.

Indemnification. The parties have agreed to indemnify each other for certain breaches of representations, warranties and covenants. In addition, Seller has agreed to indemnify the CCI Parties with respect to third-party claims against relating to pre-closing matters. Representations and warranties survive for 12 months after closing as do Seller’s indemnification obligations with respect to third-party claims. Seller’s and Mandel’s aggregate liability is capped at $100,000 for non-fundamental representation breaches and third-party claims and $500,000 for fundamental representation breaches. With respect to covenant breaches, the first dollar of losses is covered once losses exceed $100,000, up to the amount of the purchase price. If the CCI Parties are entitled to indemnification on account of certain breaches of representations, warranties and covenants, the agreement provides the following order of recovery: first, from Seller or Mandel, as applicable, until the R&W Insurance Policy retention is recovered; second, from the R&W Insurance Policy up to the extent of the available recovery remaining thereunder; and third, from Seller and Mandel subject to the limits described above.

Closing Conditions. Closing is subject to customary conditions, including (a) the absence of any law or order restraining the transaction, (b) accuracy of representations and warranties, (c) performance of covenants, (d) the absence of a material adverse effect with respect to MPSI or the ability of the CCI Parties to consummate the transaction, (e) receipt of certain third-party consents, and (f) delivery of closing documents. Seller’s obligation to close is also conditioned on, among other things, the closing of the Merger Agreements representing the Minimum Threshold.

Termination. The MPSI Acquisition Agreement may be terminated by (a) mutual written consent of Seller and CROP, (b) either party if a governmental order permanently prohibits the transaction or the closing has not occurred by a specified outside date, (c) Seller if CROP has materially breached its representations, warranties, or covenants and such breach has not been cured within 20 days of written notice, or (d) CROP if Seller has materially breached its representations, warranties, or covenants and such breach has not been cured within 20 days of written notice. If CROP fails to consummate the closing as required, CROP is obligated to pay Seller $2,000,000 in liquidated damages as Seller’s sole and exclusive remedy.

Side Letter

Concurrently with the execution and delivery of the Merger Agreements and the MPSI Acquisition Agreement (the “Acquisition Agreements”), we entered into a side letter agreement (the “Side Letter”) with Mandel restating certain aspects of the Merger Agreements or the MPSI Acquisition Agreement as well as setting forth the following additional terms:

Board Observer. For a period of at least three years following the closing, we shall ensure that Mandel (or, if Mandel becomes incapacitated, a designee reasonably approved by us) is entitled to act as an observer to our board of directors with full participation rights other than the right to vote, including the right to participate in meetings of committees of our board of directors; provided that such right does not include the right to participate in executive sessions.

Use of Mandel Name. At the closing of the transaction contemplated by the MPSI Acquisition Agreement, Mandel will grant to CROP and its affiliates a revocable, non-exclusive, royalty-free license to use the “Mandel” name in connection with the operation of the property management business acquired. Mandel may revoke such license at any time upon not less than 90 days’ prior written notice.

Additional Information

We have agreed to a term sheet with a global financial institution to obtain a $250 million net asset value lending facility, creating additional financial capacity and flexibility.

Risk Factors

The following risk factors supplement the risk factors contained in the prospectus.

Risks Related to the Proposed Mandel Merger

Completion of the proposed transactions with Mandel (the “Mandel Merger”) is subject to many conditions. If these conditions are not satisfied or waived, the Mandel Merger will not be completed, which could result in the expenditure of significant unrecoverable transaction costs.

The completion of the Mandel Merger is subject to many conditions, including the approval by the members of the applicable Owner Entity, which must be satisfied or waived in order to complete the Mandel Merger. There can be no assurance that the conditions to closing the Mandel Merger will be satisfied or waived or that the Mandel Merger will be completed. Failure to consummate the Mandel Merger may adversely affect our results of operations and business prospects for the following reasons, among others: (i) we have incurred and will continue to incur certain transaction costs, regardless of whether the Mandel Merger closes, which could adversely affect our financial condition, results of operations and ability to make distributions to our stockholders; and (ii) the Mandel Merger, whether or not it closes, will divert the attention of certain management and other key employees of our advisor from ongoing business activities, including the pursuit of other opportunities that could be beneficial to us. In addition, we may terminate the merger agreements under certain circumstances. If the Mandel Merger is not consummated, our ongoing business could be adversely affected.

We expect to incur substantial expenses related to the Mandel Merger.

We expect to incur substantial expenses in connection with completing the Mandel Merger and integrating the Mandel Portfolio and property management business. Although we have assumed that a certain level of transaction expenses would be incurred, there are a number of factors beyond our control that could affect the total amount or the timing of such expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction expenses associated with the Mandel Merger could, particularly in the near term, exceed the savings we expect to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings following the completion of the Mandel Merger.

Our indebtedness will increase following the merger of the Mandel Portfolio.

In connection with the merger of the Mandel Portfolio we expect to assume or incur additional indebtedness in an amount up to $478 million. We will be subject to risks associated with increased debt financing, including a risk that our cash flow could be insufficient to meet required payments on our debt. Our indebtedness could have important consequences to holders of our equity interests, including:

•vulnerability to general adverse economic and industry conditions;
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;
•requiring the use of a substantial portion of our cash flow from operations for the payment of principal and interest on our indebtedness, thereby reducing our ability to use operating cash flow to pay distributions and fund working capital, acquisitions, capital expenditures and other general corporate requirements;
•limiting our flexibility in planning for, or reacting to, changes in our business and industry;
•putting us at a disadvantage compared to its competitors with less indebtedness; and

•limiting our ability to access capital markets.

In addition, for certain loans, if we default under a mortgage loan, it would automatically be in default under any other loan that has cross-default provisions, and we may lose the properties securing these loans.

Following consummation of the Mandel Merger, we may assume certain potential and unknown liabilities relating to the entities acquired.

Following the consummation of the Mandel Merger, we will have assumed certain potential and unknown liabilities relating to the entities acquired. These liabilities could be significant and have a material adverse effect on our business to the extent we have not identified such liabilities or have underestimated the amount of such liabilities.

ADDITIONAL INFORMATION

The statements in this supplement regarding the proposed Mergers, the MPSI Acquisition, the Side Letter and the expecting financing facility, which, among other statements, constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements, which are based on management’s current expectations and beliefs describe future plans, strategies and expectations of the CCI Parties and are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or other similar expressions. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to: (i) the risk that the Mergers will not be consummated within the expected time period or at all, (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of any or all of the Merger Agreements, (iii) the inability to obtain the approval of the members of the Owner Entities or the failure to satisfy the other conditions to closing of the Mergers, (iv) risks related to disruption of management’s attention from the ongoing business operations due to the Mergers, (v) unanticipated difficulties or expenditures relating to the Mergers, (vi) adjustments to the merger consideration prior to or after the closing of the Mergers as described in the Merger Agreements, (vii) availability of suitable investment opportunities, (viii) changes affecting the real estate industry and changes in financial markets and interest rates, (ix) changes in market demand for rental apartment homes and pricing pressures that could limit the ability to lease units or increase rents or that could lead to declines in occupancy and rent levels, (x) the availability and terms of financing, (xi) general economic conditions, (xii) legislative and regulatory changes that could adversely affect our business, and (xiii) other risks and factors, including those additional risks and factors discussed under the heading “Risk Factors” section in the prospectus and supplements thereto. We undertake no obligation to update or revise any forward-looking statements for revisions or changes after the date of this supplement, except as required by law.